OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Flont, Inc.

22 W 48th St
Suite 902
New York, NY 10036

flont.com

12500 shares of Series CF Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 133,750* shares of Preferred Stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 12,500 shares of Preferred Stock ($10,000)

Company	Flont, Inc.
Corporate Address	22 W. 48th St., Suite 902, New York NY 10036
Description of Business	Fine jewelry memberships, rentals and sales
Type of Security Offered	Series CF Preferred Stock
Purchase Price of Security Offered	$0.80
Minimum Investment Amount (per investor) Max $250k	$320

Perks

$640 — free 1 mo Flont Demi Membership.

$1,280 — free 3 mo Flont Demi Membership.

$5,000 — free 1 mo Flont Fine Membership.

$10,000 — free 3 mo Flont Fine Membership.

$20,000 — free 3 mo Fine and 3 mo Demi Membership.

**All perks occur after the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Flont, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series CF Preferred Stock at $0.80 / share, you will receive 10 Series CF Preferred Stock bonus shares, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Flont, Inc. ("Flont" or the "Company") offers fine jewelry memberships, rentals and try-and-buy services. In partnership with dozens of fine jewelry brands, Flont lends jewelry to members or renters, and shares revenue with the jewelry brands. The jewelry brands, or other suppliers, generally maintain ownership of the inventory offered by Flont. All jewelry provided by Flont is for sale, and clients have the option to purchase the items they borrow at a discount. Most jewelry is physically held by Flont, for immediate shipment to clients. Upon purchase by a client, Flont purchases the jewelry at wholesale, and resells it at retail, minus the member discount. The Flont services are primarily accessed via e-commerce at flont.com, although Flont operates a member lounge in New York, and various pop-up stores and events throughout the United States.

Upon the closing of an agreement based upon an executed term sheet, Flont will own 38% of a subsidiary, Flont Ltd. ("Flont Ltd"), a Hong Kong corporation. Flont Ltd. is a joint venture in partnership with C Ventures Fund, and Chow Tai Fook ("CTF"), a Hong Kong public company. CTF is the largest jewelry company in China, with over $8 billion revenue and 2,400 stores, and CTF is the operating partner of Flont Ltd. CTF will purchase its 51% of Flont Ltd. by contributing $4 million in cash, and will provide substantial additional services and staff. CTF is affiliated with C Ventures, which is an investor in Flont. Flont has contributed a royalty free license to the Flont technology and methods, and access to its global insurance and global distribution partnerships and is providing other services such as management input. Flont Ltd. is preparing to

launch e-commerce services, a stand alone store in Hong Kong, as well as retail services inside CTF stores, through wholly owned subsidiaries, in Hong Kong, Singapore, China, Macao and Taiwan. The launch is targeted to begin in late 2018.

Customer Base

Flont's customers are acquired directly, through a variety of customer acquisition strategies, as well as indirectly through partnerships with other companies. The direct customer acquisition is made through social media, influencers, newsletters, email database marketing, PR, online advertising, affiliate and referral programs. The partnerships acquire customers by bundling Flont offerings with a partner's services (such as a vacation club, spa or cruise ship), or they may resell the Flont offerings. As of the date of this offering, the total number of users acquired through direct and indirect strategies totals over 10,000, including users who receive a limited or trial Flont membership as an amenity to other third party memberships.

Flont provides marketing services for the benefit of the brands offered through the Flont membership. The brands have the option to provide a co-marketing investment to increase the exposure of their brands, in the United States and in Asia. Flont intends to expand its marketing and customer acquisition to additional countries, including in Europe, Canada, Japan, Korea, Russia, and India.

Barriers to Entry

One of Flont's strategies is to establish a competitive barrier to entry, when possible, through exclusive or first mover partnerships. These barriers to entry include partnerships with influential brands, a unique global insurance policy, a global shipping partnership with FedEx, and partnerships with companies that can provide the Flont services to large numbers of affiliate members.

Competition

Many other companies offer apparel or jewelry rental, or try and buy services. These include Rent The Runway, Le Tote, Haute Vault, Adorn.com, Gwynnie Bee, StitchFix, and RocksBox. To date, only Haute Vault and Adorn offer jewelry at similar price points to Flont. However, a large apparel rental service could alter their strategy at any time, and provide services competitive to Flont, to their large existing customer base.

Liabilities and Litigation

No present or threatened litigation.

The team

Officers and directors

Cormac Kinney	Founder, CEO and Director

Cormac Kinney

Full Time Director and CEO of Flont, Inc. since 2016. Serial software entrepreneur with 5 exits, and former President of a Cartier joint venture. 2013-2016 CEO of Network, Inc., a social network joint venture with Dow Jones/News Corp 2013-2014 Vice President at Dow Jones, publisher of The Wall Street Journal 2006-2013 CEO of Sentiment Strategies, a statistical arbitrage developer, funded by Millennium and Tudor

Number of Employees: 7

Related party transactions

A loan to the Company in the amount of $71,000 was made by Cormac Kinney, Founder and CEO, in 2016. This loan accrues interest at 3% per annum. This loan matures in December 2021, and may be repaid earlier without penalty.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Cautionary Statements** The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance of our jewelry membership services, unrecoverable losses from theft, intense competition for customers and vendors, including from the entry of new competitors, lack of demand for jewelry, adverse federal, state, and local government regulation, absence of suitable partners for distribution, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving us or our employees, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of our operating results and financial condition, adverse publicity and news coverage, the failure of business acquisitions to be successful or profitable, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Offering Circular or in other reports issued us

or third party publishers.

- **Flont will need to substantially scale its operations to continue to grow.** This scaling will greatly increase the complexity of the Company's logistics. We may incur cost overruns in the development, production and distribution of our products. We may incur substantial cost overruns in the development of renewable hydrogen fueling stations. Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause us to lose our entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure that we will be able to obtain sufficient capital to successfully continue to implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the shareholders' investment in us is diminished.
- **There has been very limited acceptance of our membership services** We cannot assure that we will earn a profit, or that our fine jewelry memberships will be accepted by large numbers of consumers. Our business is speculative and dependent upon acceptance of our novel services by consumers, and the availability and demand for designer fine jewelry. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our service offerings. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.
- **We may not have adequate capital to fund our business.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash. We will have limited capital available to us, to the extent that we raise capital from this offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We cannot assure that we will have adequate capital to conduct our business. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Our business is subject to various government regulations.** We are subject to regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. We are qualified to do business in one state in the United States, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.
- **If we were to lose the services of our key personnel, we may not be able to execute our business strategy.** Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors could have a material adverse impact on us. We will

generally be dependent upon Cormac Kinney, for the direction, management and daily supervision of our operations.

- **If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.** Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.
- **There is a low minimum capitalization required in this offering.** We cannot assure that all or a significant number of shares of stock will be sold in this offering. Investors' subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. Management has no obligation to purchase shares of stock. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our stock could lose their investment. Furthermore, investors who subscribe for shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for shares later in the offering as subscriptions approach the maximum amount.
- **We determined the price of the shares arbitrarily.** The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them
- **We will be subject to potential litigation.** As a seller of commercial goods, we will be exposed to the risk of litigation for a variety of reasons, including product liability lawsuits, or employee lawsuits, commercial contract disputes, government enforcement actions, and other legal proceedings. We cannot assure that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.
- **Directors and officers have limited liability.** Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the maximum extent permitted by Delaware law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.
- **We may incur uninsured losses.** Although we maintain theft, casualty, liability, cyber attack, and property insurance coverage, along with workmen's

compensation and related insurance, we cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business. In particular, we may incur liability if our jewelry is deemed to have caused a personal injury, or customer information could be compromised. Should uninsured losses occur, the holders of our common stock could lose their invested capital.

- **Financial projections, and expected contacts included with this Offering Circular may prove to be inaccurate.** Financial projections concerning our estimated operating results may be included with the Offering Circular. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us.
- **We have a limited operating history** We have a limited operating history and have yet to earn a profit because we have earned no revenue, which makes it difficult to accurately evaluate our business prospects. We have limited assets, limited operating history and have no operating revenues to date. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success of our must be considered in light of the expenses, complications and delays frequently encountered with the start-up of new businesses and competitive environment in which start-up companies operate. We own no patents, nor have we applied for them.
- **New competitors could quickly arise** There are potential competitors who are better positioned than we are to succeed in the market, especially companies already offering apparel rental services to a large number of existing clients. These companies could conceivable expand their offerings to include the type of jewelry that Flont offers.
- **After this offering, we will be subject to lesser reporting requirements than those applicable to more mature public companies.** We may elect to report as a Regulation CF company for an indefinite period of time after the conclusion of this offering. As such, our reporting requirements would be considerably less than a reporting company under Section 12 or 15(d) of the Exchange Act. If we elect to report as a public company under the Exchange Act, we would initially qualify as an emerging growth company. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that do not qualify as emerging growth companies. For example, as an emerging growth company and as a Regulation CF reporting company, we are exempt from the following requirements, among others: - not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; - taking advantage of extensions of time to comply with certain new or revised financial accounting standards; - being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and - being exempt from the requirement to hold a non-

binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

- **If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us.** We are authorized to issue up to 35,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in Flont. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.
- **We cannot assure that we will pay dividends.** We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and our potential to acquire other businesses. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.
- **Our principal shareholder owns voting control of Flont.** Our founder and principal shareholder currently owns a total of 18,000,000 shares of our Class B Common Stock or approximately 90% of the total issued and outstanding capital stock of the Company prior to this offering. Class B common shares cast 10 votes per share, whereas all other common and preferred shares cast one vote per share. Our founder and principal shareholder will continue to exert control over 80% of the outstanding votes, assuming that 8,000,000 shares of preferred stock are issued pursuant to this offering, as it may be extended, including the 4,735,400 shares already committed through SAFE agreements as of May 21, 2018. Our founder and principal shareholder may always exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.
- **We cannot assure that a public trading market for our common stock will ever be established.** At present, there is no active trading market for our securities, and we cannot assure that a trading market will develop. Our common stock has no trading symbol. In order to obtain a trading symbol and authorization to have our common stock trade publicly, we must file an application on Form 211 with,

and receive the approval by, the Financial Industry Regulatory Authority ("FINRA"), of which there is no assurance, before active trading of our common stock could commence. If our shares of common stock ever publicly trade, they may be relegated to the OTC Pink Sheets or an Alternative Trading System (an "ATS"). The OTC Pink Sheets and ATS' provide significantly less liquidity than the OTC-QB and OTC-QX Markets, the NASDAQ automated quotation system, or the NASDAQ Capital Market. Prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original price or at any price.

- **Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.** We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Cormac Kinney, 90.0% ownership, Class B Common Stock

Classes of securities

- Class A Common Stock: 2,000,000

Class A Common Stock:

15,000,000 shares authorized, of which 2,000,000 have been reserved for the Employee Stock Option Plan, but are subject to vesting.

13,000,000 shares have not been issued.

Voting Rights *(of this security)*

The holders of shares of the Company's Class A common stock $0.001 par value per share ("Class A Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Distribution Rights

Equal Status. Shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of the Class B Common Shares, any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class B Common Stock: 18,000,000

Class B Common Stock:

20,000,000 shares authorized, of which 18,000,000 have been issued to Cormac Kinney, Founder & CEO.

2,000,000 shares have not been issued.

Voting Rights *(of this security)*

The holders of shares of the Company's Class B common stock, $0.001 par value per share ("Class B Common Stock"), are entitled to two votes for each share held of record on all matters submitted to a vote of the shareholders.

Distribution Rights

Equal Status. Shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

- Series SAFE Preferred Stock: 0

Series SAFE Preferred Stock:

6,000,000 shares authorized. None issued prior to this offering

Upon issuing the Series CF Preferred Stock under this Offering, the recent securities offering ($2.4 million in the form of SAFEs -- Simple Agreements for Future Equity) will convert into shares of Series SAFE Preferred Stock. Since the SAFE investors invested at an earlier stage of the company's development, between 6 to 18 months ago, those investments convert into Series SAFE Preferred Stock at a discount to the price set in the Series CF Preferred Stock Offering, and have additional rights. The weighted average of the discount and cap of all the SAFEs will result in the issuance of 4,735,401 preferred shares to the SAFE investors, at a weighted average price of $0.50 per share. Up to an

additional $600,000 in SAFE investment sales have been authorized by the board. If the remaining $600,000 is raised under the SAFE, 5,755,400 preferred shares will be issued to SAFE investors, at an aggregate price of $0.52 per share.

The rights and preferences of the Series SAFE Preferred Stock are identical to those of the Series CF Preferred stock, with one notable exception. The Series SAFE Preferred Stock holder has a pro rata right to purchase shares in future equity securities offerings, in such amounts needed to maintain that holder's equity percentage.

Voting Rights

Except as authorized by resolution establishing special rights to individual series of Preferred Stock, or as provided by law, the holders of shares of Preferred Stock shall(a) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (b) be entitled to vote upon such matters and in such manner as may be provided by applicable law, and (c) vote the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote. Except as provided by law or by the other provisions of the Certificate of Incorporation, or specified by a resolution of the Board, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

Dividend and Distribution Rights

Shares of Class A Common Stock, Class B Common Stock and Preferred Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock and Preferred Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock, Class B Common Stock and Preferred Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

Rights and Preferences

Liquidation Preference: 1 times the Original Issue Price plus declared but unpaid dividends on each share of Preferred Stock, in preference to the holders of Common Stock (a "*Liquidation Distribution*").

Participation: At the option of the Investors (see Conversion). After payment of the Liquidation Distribution to the holders of Preferred, the remaining assets

will be distributed ratably to the holders of Common Stock. Any merger, reorganization or similar transaction will be treated as liquidation.

Conversion: Each share of the Preferred Stock is initially convertible into one share of Common Stock (subject to proportional adjustments for Antidilution Provisions, stock splits, stock dividends, and the like) at any time at the option of the holder, before the payment of a Liquidation Distribution. After the payment of a Liquidation Distribution, Preferred Stock is no longer convertible into Common Stock, and has no value.

Automatic Conversion: All of the Preferred shall automatically convert into Common Stock upon the closing of a firmly underwritten public offering of shares of Common Stock of the Company at a per share price not less than two times the Purchase Price (as adjusted for stock splits, dividends and the like) per share and for a total offering of not less than $50 million (before deduction of underwriters commissions and expenses) (a "*Qualified IPO*"). Any or all of the Preferred shall convert into Common Stock upon the election of holders of at least a majority of the outstanding Preferred (the "*Required Percentage*").

Financial Information: All investors will receive annual financial statements and quarterly narrative update reports from management. Investors who have invested at least $1,000,000 ("*Major Investors*") will also receive inspection rights.

Participation Right: Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Registration Rights: Two demand registrations, starting the earlier of three years after the Closing or 180 days after the Company's initial public offering, so long as the anticipated aggregate offering price to the public is not less than $25,000,000, and unlimited piggy-back and S-3 registration rights with reasonable and customary terms, including cutback rights to no less than 30% (other than in a Qualified IPO), payment of selling stockholder counsel fees up to $35,000, and no limitations on transfers of registration rights to affiliates and other Major Investors.

Lock-Up Provision: Investors will be subject to a customary post-IPO lockup provided that all officers, directors, and other 1% shareholders are similarly bound; provided further that any discretionary waiver or termination of lock-up provisions shall also apply pro rata to the Investors.

Other Provisions: No shareholder of the Company shall be granted registration rights which would reduce the number of shares includable by the holders of the Registrable Securities in a registration without the consent of the holders of at least a majority of the Registrable Securities. The Company shall not require the opinion of Investor's counsel before authorizing the transfer of stock or the removal of Rule 144 legends for routine sales under Rule 144 or for distribution to partners or members of Investors.

- Series CF Preferred Stock: 0

Series CF Preferred Stock:

1,337,500 shares authorized. None issued prior to this offering

The rights and preferences of the Series CF Preferred Stock are identical to those of the Series SAFE Preferred stock, with one notable exception. The Series SAFE Preferred Stock holder has a pro rata right to purchase shares in future equity securities offerings, in such amounts needed to maintain that holder's equity percentage.

Voting Rights

Except as authorized by resolution establishing special rights to individual series of Preferred Stock, or as provided by law, the holders of shares of Preferred Stock shall(a) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (b) be entitled to vote upon such matters and in such manner as may be provided by applicable law, and (c) vote the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote. Except as provided by law or by the other provisions of the Certificate of Incorporation, or specified by a resolution of the Board, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

Dividend and Distribution Rights

Shares of Class A Common Stock, Class B Common Stock and Preferred Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock and Preferred Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock, Class B Common Stock and Preferred Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

Rights and Preferences

Liquidation Preference: 1 times the Original Issue Price plus declared but unpaid dividends on each share of Preferred Stock, in preference to the holders of Common Stock (a "*Liquidation Distribution*").

Participation: At the option of the Investors (see Conversion). After payment of

the Liquidation Distribution to the holders of Preferred, the remaining assets will be distributed ratably to the holders of Common Stock. Any merger, reorganization or similar transaction will be treated as liquidation.

Conversion: Each share of the Preferred Stock is initially convertible into one share of Common Stock (subject to proportional adjustments for Antidilution Provisions, stock splits, stock dividends, and the like) at any time at the option of the holder, before the payment of a Liquidation Distribution. After the payment of a Liquidation Distribution, Preferred Stock is no longer convertible into Common Stock, and has no value.

Automatic Conversion: All of the Preferred shall automatically convert into Common Stock upon the closing of a firmly underwritten public offering of shares of Common Stock of the Company at a per share price not less than two times the Purchase Price (as adjusted for stock splits, dividends and the like) per share and for a total offering of not less than $50 million (before deduction of underwriters commissions and expenses) (a "*Qualified IPO*"). Any or all of the Preferred shall convert into Common Stock upon the election of holders of at least a majority of the outstanding Preferred (the "*Required Percentage*").

Financial Information: All investors will receive annual financial statements and quarterly narrative update reports from management. Investors who have invested at least $1,000,000 ("*Major Investors*") will also receive inspection rights.

Participation Right: Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Registration Rights: Two demand registrations, starting the earlier of three years after the Closing or 180 days after the Company's initial public offering, so long as the anticipated aggregate offering price to the public is not less than $25,000,000, and unlimited piggy-back and S-3 registration rights with reasonable and customary terms, including cutback rights to no less than 30% (other than in a Qualified IPO), payment of selling stockholder counsel fees up to $35,000, and no limitations on transfers of registration rights to affiliates and other Major Investors.

Lock-Up Provision: Investors will be subject to a customary post-IPO lockup provided that all officers, directors, and other 1% shareholders are similarly bound; provided further that any discretionary waiver or termination of lock-up provisions shall also apply pro rata to the Investors.

Other Provisions: No shareholder of the Company shall be granted registration rights which would reduce the number of shares includable by the holders of the Registrable Securities in a registration without the consent of the holders of at least a majority of the Registrable Securities. The Company shall not require the opinion of Investor's counsel before authorizing the transfer of stock or the removal of Rule 144 legends for routine sales under Rule 144 or for distribution

to partners or members of Investors.

Disclaimer: The terms of the Series Seed Preferred Stock summarized from the SAFEs has not yet been designated or authorized by the Company.

What it means to be a Minority Holder

All Class A Common shares and Preferred shares have equal voting rights, and Class B Common shares have 10 times the voting rights.

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founder along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company.

Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company.

As a minority holder of Preferred Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. The increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. The Preferred Shares have a right to weighted-average anti-dilution

protection.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The company began invitation-only operations in June 2017, and has limited user growth to levels required for testing and improving the product offering and systems. In 2017, the company lost $1.2 million, which was primarily expended on R&D, staff and operations. As of December 2017, the company had over $330,000 in cash, and in 2018 raised additional funding under the SAFE terms (see below).

The investments raised by the company are in the form of SAFE (Simple Agreements for Future Equity) which are unsecured debt that automatically converts into equity as part of the first equity round. The SAFE investments convert at a discount to the price set at the equity round. The average discounted price for the conversion of SAFE investments is $0.50 per share, compared to the $0.80 offering price per share, at the present $16 million valuation. The most recent valuation established by arms-length negotiations with 6 accredited investors and one venture funds was a SAFE with a $12m cap, set in November 2017.

Financial Milestones

The company has a limited operating history, comprised of eighteen months of development, with one year of beta testing.

The financial milestone for 2017 was to become revenue generating. To achieve this milestone, the company had to complete a new business model, build an assortment of jewelry, and obtain a set of agreements with brands and distribution channels. The company had to complete the development, launch and testing of a custom e-commerce platform. The company accomplished this milestone.

The milestones for 2018 are to 1) to launch a more accessible consumer service, priced below $120 per month, 2) to launch the company's first marketing campaign, intended to drive 1,000 membership purchases, and 3) to support the launch of the Flont service by Chow Tai Fook in China. The $120 membership will enable the company to introduce new clients to the jewelry as a service concept, with a manageable customer acquisition (marketing) cost. The Flont Asia launch will position the company as a global brand, and may lead to additional joint venture opportunities.

Additional operating capacity, and additional staff will be required to achieve these milestones. The company's main constraint is the current physical capacity. The company's vault and fulfillment department can handle approximately 500 additional pieces of jewelry, and 100 additional shipments per day. The company expects to exceed this limit within 90 days, and will require capital to rent and prepare additional facilities, and to hire additional staff. The expenses to achieve the goals, including a suitable marketing budget and increased capacity, will be approximately $2.5 million. The company's inability to raise this funding would constrain its ability to achieve the milestones.

Liquidity and Capital Resources

In 2017, the company lost $1.2 million, which was primarily expended on staff and operations. As of December 2017, the company has over $500,000 in cash, and in 2018 raised additional funding under the SAFE terms (see below).

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, it will still require additional capital, and will continue to seek to raise capital under accredited investor offerings, joint venture investments, crowdfunding offerings, or any other methods available to the company.

Concurrent with this offering, the company is seeking to raise $2 million in capital, directly from accredited investors and funds, under a SEC Regulation D exemption. Accredited investors and funds will invest a minimum of $50,000 each, and receive shares of preferred stock. The price per share is expected to to be identical to the offering on StartEngine, but this offering is not being made through the StartEngine portal. The rights and preferences for the shares purchased by accredited investors investing larger amounts, are expected to have features not available to the preferred

stock offered through Start Engine. This additional capital is intended to support the launch of a retail store partnership model, where Flont members may borrow jewelry from local retailers. Flont and the retailers will share revenue. This funding will also contribute to the overall effort to increase the company's service capacity.

Indebtedness

The Company is indebted to Cormac Kinney, Founder and CEO, in the amount of $71,000, with interest accruing at a rate of 3% per annum. This loan matures in December 2021, and may be repaid earlier without penalty.

Recent offerings of securities

- 2017-11-01, Reg D, 2400000 Simple Agreements for Future Equity. Use of proceeds: Capital raised prior to the current offering, was under a "Simple Agreement for Future Equity" or "SAFE" with investors. Under the terms of the SAFE, the investors' funds will automatically convert into preferred stock, when the company completes its first preferred stock offering. The SAFE funds will convert at a discount to the terms set with the preferred stock offering. However, if the preferred stock price is above a valuation cap established in the individual SAFE terms, the funds will convert at that cap. The preferred stock issued to SAFE holders will have identical rights as provided to the purchasers of preferred stock. As of the date of the Regulation CF offering, the company has raised a total of $2.4 million with SAFE terms, and is authorized to raise up to $3 million in total. The discount rate and caps set in the SAFEs have changed over time. The earliest investors had a lower cap, and a larger discount, reflecting the greater risk they took, by investing at an early stage. Use of Proceeds Research and Development $950,000 Software, Hosting, Hardware $102,000 General and Administrative $1,123,000 Working Capital $225,000

Valuation

$16,000,000.00

In October 2017, the company negotiated an arm-length valuation cap, for the purposes of future conversion of SAFE agreements into equity, with several investors: C Ventures LP, a prominent venture capital fund, Carmen Busquets, a preeminent fashion tech investor, David Jaffe, CEO of Center Partners, a large private equity firm, and Franco Pene, CEO of Onward Luxury Group and an experienced angel investor. This valuation was set at $12 million. Since that time, the company executed a joint venture term sheet with Chow Tai Fook, valued at $8 million, of which the company owns 38%, or $3 million. Considering the this joint venture, the progress the company has made since October 2017, including a license to 12,000 Inspirato users and a venture with Carlisle Etcetera, the development and launch of the Flont Demi service, and building upon the prior $12 million valuation, the board established a fair market value of $16 million, pre money, for the CF raise, and for the conversion of the SAFE agreements, both into Preferred Stock.

USE OF PROCEEDS

	Minimum Offering Amount Sold	Maximum Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	$1,000	$5,000
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$8,400	$95,580
Use of Net Proceeds:		
Development	$5,000	$50,000
Marketing	$2,000	$20,000
Working Capital	$1,400	$25,580
Total Use of Net Proceeds	$8,400	$95,580

This capital is primarily to support the launch of Flont Demi, a lower-priced product with a larger expected customer base. To handle this increased volume, the company must increase its capacity, in the form of rented facilities, development support, server hosting, fulfillment staff, materials and marketing. Development is the hiring of an additional senior developer, marketing to for PR, social media, influencer marketing and advertising fees. Working capital is for the rent and furnishing of a larger fulfillment room, in an office adjacent to our existing offices, as well as for fulfillment staff and materials such as packaging.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at flont.com/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR **Flont, Inc.**

[See attached]

I, Cormac Kinney, the Chief Executive Officer of Flont, Inc., hereby certify that the financial statements of Flont, Inc., and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $44,027; taxable income of $-1,197,760 and total tax of $57.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 1, 2018.

C.Kinney (Signature)

CEO (Title)

March 1, 2018 (Date)

1:36 PM

04/05/18

Accrual Basis

Flont Inc
Balance Sheet - Unaudited
As of December 31, 2017

	Dec 31, 17	Dec 31, 16	$ Change
ASSETS			
Current Assets			
Checking/Savings			
JP Morgan Chase	2,709.20	7,110.72	-4,401.52
JP Morgan Chase - Savings	328,095.40	0.00	328,095.40
Total Checking/Savings	330,804.60	7,110.72	323,693.88
Accounts Receivable			
Accounts Receivable	0.00	-826.61	826.61
Total Accounts Receivable	0.00	-826.61	826.61
Other Current Assets			
Inventory Asset	47,353.00	22,635.00	24,718.00
Prepaid Expenses			
Jewelry	1,666.66	0.00	1,666.66
Total Prepaid Expenses	1,666.66	0.00	1,666.66
Vendor Deposits			
Nina Runsdorf	4,755.00	0.00	4,755.00
Noor Fares	7,022.30	0.00	7,022.30
Spinelli Kilcollin	2,080.00	0.00	2,080.00
Total Vendor Deposits	13,857.30	0.00	13,857.30
Total Other Current Assets	62,876.96	22,635.00	40,241.96
Total Current Assets	393,681.56	28,919.11	364,762.45
Fixed Assets			
Intangible Assets			
Startup Costs			
Accumulated Amortization	-11,111.00	-4,444.00	-6,667.00
Original Cost	100,000.00	100,000.00	0.00
Total Startup Costs	88,889.00	95,556.00	-6,667.00
Website			
Accumulated Amortization	-731.00	0.00	-731.00
Website - Other	14,475.09	0.00	14,475.09
Total Website	13,744.09	0.00	13,744.09
Total Intangible Assets	102,633.09	95,556.00	7,077.09
Tangible Assets			
Accumulated Depreciation	0.00	-4,427.00	4,427.00
Computer Equipment			
Accumulated Depreciation	-6,586.28	0.00	-6,586.28
Original Cost	11,007.28	4,719.74	6,287.54
Total Computer Equipment	4,421.00	4,719.74	-298.74
Furniture & Equipment			
Accumulated Depreciation	-4,920.48	0.00	-4,920.48
Original Cost	8,825.48	3,402.35	5,423.13
Total Furniture & Equipment	3,905.00	3,402.35	502.65
Total Tangible Assets	8,326.00	3,695.09	4,630.91
Total Fixed Assets	110,959.09	99,251.09	11,708.00
Other Assets			
Security Deposits	4,050.00	0.00	4,050.00
Total Other Assets	4,050.00	0.00	4,050.00
TOTAL ASSETS	**508,690.65**	**128,170.20**	**380,520.45**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable	27,310.72	19,974.00	7,336.72
Total Accounts Payable	27,310.72	19,974.00	7,336.72
Other Current Liabilities			
Inventory Offset Account	0.00	-10,718.00	10,718.00
Payroll Liabilities	0.00	14,787.45	-14,787.45

Financial Statements are not adjusted for potential gift cards.
No assurance provided.

Flont Inc
Balance Sheet - Unaudited
As of December 31, 2017

	Dec 31, 17	Dec 31, 16	$ Change
Sales Tax Payable	225.45	0.00	225.45
Taxes Payable			
NYC	25.00	0.00	25.00
NYS	32.00	0.00	32.00
Total Taxes Payable	57.00	0.00	57.00
Total Other Current Liabilities	282.45	4,069.45	-3,787.00
Total Current Liabilities	27,593.17	24,043.45	3,549.72
Long Term Liabilities			
Investments			
C Ventures Ltd.	807,692.00	0.00	807,692.00
Cabus Ventures Ltd.	300,000.00	0.00	300,000.00
Children's Trust	50,000.00	0.00	50,000.00
David L. Jaffe	50,000.00	0.00	50,000.00
Kenneth Blatt	50,000.00	50,000.00	0.00
Miki Oku	50,000.00	50,000.00	0.00
Milton Pedraza	25,000.00	0.00	25,000.00
Shah Vaishali Kamlesh	50,000.00	50,000.00	0.00
StudioPegasus	161,539.00	100,000.00	61,539.00
Vlad Portnoy	100,000.00	50,000.00	50,000.00
Wonderstrike LLC	250,000.00	0.00	250,000.00
Total Investments	1,894,231.00	300,000.00	1,594,231.00
Loan Payable - Cormac	71,100.00	90,600.00	-19,500.00
Total Long Term Liabilities	1,965,331.00	390,600.00	1,574,731.00
Total Liabilities	1,992,924.17	414,643.45	1,578,280.72
Equity			
Retained Earnings	-286,473.25	0.00	-286,473.25
Net Income	-1,197,760.27	-286,473.25	-911,287.02
Total Equity	-1,484,233.52	-286,473.25	-1,197,760.27
TOTAL LIABILITIES & EQUITY	**508,690.65**	**128,170.20**	**380,520.45**

Financial Statements are not adjusted for potential gift cards.
No assurance provided.

Flont Inc
Profit & Loss - Unaudited
January through December 2017

	Jan - Dec 17	Jan - Dec 16	$ Change
Ordinary Income/Expense			
Income			
Discounts	-250.00	0.00	-250.00
Membership Category Income	31,597.81	508.87	31,088.94
Sales Income	12,679.12	1,707.05	10,972.07
Total Income	44,026.93	2,215.92	41,811.01
Cost of Goods Sold			
Cost of Goods Sold	2,882.00	504.31	2,377.69
Total COGS	2,882.00	504.31	2,377.69
Gross Profit	41,144.93	1,711.61	39,433.32
Expense			
Advertising and Promotion	126,657.46	1,539.50	125,117.96
Amortization Expense	10,360.64	4,444.00	5,916.64
Bank Service Charges	821.92	155.00	666.92
Commissions Expense			
$249 Membership	74.70	0.00	74.70
$299 Membership	3,426.54	0.00	3,426.54
4 Day Rental	185.40	0.00	185.40
Influencer	2,511.60	0.00	2,511.60
Commissions Expense - Other	6,721.00	0.00	6,721.00
Total Commissions Expense	12,919.24	0.00	12,919.24
Computer and Internet Expenses			
Server Usage Fees	8,947.92	0.00	8,947.92
Computer and Internet Expenses - Other	15,648.06	11,281.49	4,366.57
Total Computer and Internet Expenses	24,595.98	11,281.49	13,314.49
Depreciation Expense	4,117.12	4,427.00	-309.88
Dues and Subscriptions	662.35	311.24	351.11
Filing Fees	2,026.74	0.00	2,026.74
Gifts to Clients & Vendors	799.78	0.00	799.78
Insurance Expense			
Health	28,911.66	0.00	28,911.66
Jewelry	22,833.32	0.00	22,833.32
Workers Compensation	2,187.03	0.00	2,187.03
Insurance Expense - Other	0.00	6,734.00	-6,734.00
Total Insurance Expense	53,932.01	6,734.00	47,198.01
Licenses & Permits	701.69	0.00	701.69
Meals and Entertainment	9,108.11	1,563.91	7,544.20
Merchant Fees	1,960.18	209.79	1,750.39
Office Supplies	19,691.96	8,890.90	10,801.06
Payroll Expenses			
Taxes	28,064.65	0.00	28,064.65
Wages	343,026.22	0.00	343,026.22
Payroll Expenses - Other	0.00	40,902.02	-40,902.02
Total Payroll Expenses	371,090.87	40,902.02	330,188.85
Payroll Processing Fees	11,267.12	0.00	11,267.12
PEO Benefits Administration	347.50	0.00	347.50
Postage	6,737.87	1,550.60	5,187.27
Professional Fees			
Accounting	68,167.95	4,778.75	63,389.20
Cleaning Services	1,479.23	0.00	1,479.23
Consulting	302,276.69	163,919.35	138,357.34
Finance	20,000.00	0.00	20,000.00
IT	47,425.00	4,324.10	43,100.90
Legal	5,902.50	10,000.00	-4,097.50
Modeling	2,053.60	0.00	2,053.60
Photography	2,280.00	0.00	2,280.00
Public Relations	30,400.00	0.00	30,400.00

Financial Statements are not adjusted for potential gift cards.
No assurance provided.

Flont Inc
Profit & Loss - Unaudited
January through December 2017

	Jan - Dec 17	Jan - Dec 16	$ Change
Professional Fees - Other	0.00	122.50	-122.50
Total Professional Fees	479,984.97	183,144.70	296,840.27
Rent	73,300.00	15,000.00	58,300.00
Repairs and Maintenance	630.19	0.00	630.19
Small Tools and Equipment	2,944.75	1,314.88	1,629.87
Storage	0.00	297.00	-297.00
Taxes			
NYC	25.00	0.00	25.00
NYS	32.00	0.00	32.00
Total Taxes	57.00	0.00	57.00
Telephone Expense	7,893.03	3,613.51	4,279.52
Travel Expense	16,442.84	2,805.32	13,637.52
Total Expense	1,239,051.32	288,184.86	950,866.46
Net Ordinary Income	-1,197,906.39	-286,473.25	-911,433.14
Other Income/Expense			
Other Income			
Interest Income	100.40	0.00	100.40
Vendor Collection Credits	45.72	0.00	45.72
Total Other Income	146.12	0.00	146.12
Other Expense			
Inventory Adjustments	0.00	0.00	0.00
Total Other Expense	0.00	0.00	0.00
Net Other Income	146.12	0.00	146.12
Net Income	**-1,197,760.27**	**-286,473.25**	**-911,287.02**

Financial Statements are not adjusted for potential gift cards.
No assurance provided.

Flont Inc
Statement of Cash Flows - Unaudited
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-1,197,760.27
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-826.61
Inventory Asset	-24,718.00
Prepaid Expenses:Jewelry Insurance	-1,666.66
Vendor Deposits:Nina Runsdorf	-4,755.00
Vendor Deposits:Noor Fares	-7,022.30
Vendor Deposits:Spinelli Kilcollin	-2,080.00
Accounts Payable	7,336.72
Inventory Offset Account	10,718.00
Payroll Liabilities	-14,787.45
Sales Tax Payable	225.45
Taxes Payable:NYC	25.00
Taxes Payable:NYS	32.00
Net cash provided by Operating Activities	-1,235,279.12
INVESTING ACTIVITIES	
Intangible Assets:Startup Costs:Accumulated Amortization	6,667.00
Intangible Assets:Website	-14,475.09
Intangible Assets:Website:Accumulated Amortization	731.00
Tangible Assets:Accumulated Depreciation	-4,427.00
Tangible Assets:Computer Equipment:Accumulated Depreciation	6,586.28
Tangible Assets:Computer Equipment:Original Cost	-6,287.54
Tangible Assets:Furniture & Equipment:Accumulated Depreciation	4,920.48
Tangible Assets:Furniture & Equipment:Original Cost	-5,423.13
Security Deposits	-4,050.00
Net cash provided by Investing Activities	-15,758.00
FINANCING ACTIVITIES	
Investments:C Ventures Ltd.	807,692.00
Investments:Cabus Ventures Ltd.	300,000.00
Investments:Children's Trust	50,000.00
Investments:David L. Jaffe	50,000.00
Investments:Milton Pedraza	25,000.00
Investments:StudioPegasus	61,539.00
Investments:Vlad Portnoy	50,000.00
Investments:Wonderstrike LLC	250,000.00
Loan Payable - Cormac	-19,500.00
Net cash provided by Financing Activities	1,574,731.00
Net cash increase for period	323,693.88
Cash at beginning of period	7,110.72
Cash at end of period	**330,804.60**

No assurance provided

Statement of Stockholders Equity, December 31, 2017

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	18,000,000	300,000	90,600	-	390,600
Net income (loss)	-	-	-	(286,473)	(286,473)
December 31, 2016	18,000,000	$ 300,000	$ 90,600	$ (286,473)	$ 104,127
SAFE Agreements (convertible)		-	1,894,231	-	1,894,231
Net income (loss)	-	-	-	(1,484,234)	(1,484,234)
December 31, 2017	18,000,000	$ 300,000	$ 1,984,831	$ (1,770,707)	$ 514,124

NOTE 1 – NATURE OF OPERATIONS

Flont, Inc. was formed on April 28, 2016 ("Inception") in the State of Delaware. The financial statements of Flont, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Flont, Inc. offers fine jewelry memberships, rentals and try-and-buy services in the United States. In partnership with fine jewelry brands, Flont lends jewelry to members or renters, and shares revenue with the jewelry brands. The jewelry brands, or other suppliers, generally maintain ownership of the inventory offered by Flont. All jewelry provided by Flont is for sale, and clients have the option to purchase the items they borrow at a discount. Most jewelry is physically held by Flont, for immediate shipment to clients. Upon purchase by a client, Flont purchases the jewelry at wholesale, and resells it at retail, minus the member discount. The Flont services are primarily accessed via e-commerce at flont.com, although Flont operates a member lounge in New York, and various pop-up stores and events throughout the United States.

Upon the closing of an agreement based upon an executed term sheet, Flont will own 38% of a subsidiary, Flont Ltd. ("Flont Ltd"), a Hong Kong corporation. Flont Ltd. is a joint venture in partnership with C Ventures Fund, and Chow Tai Fook ("CTF"), a Hong Kong public company. CTF is the largest jewelry company in China, with over $8 billion revenue and 2,400 stores, and CTF is the operating partner of Flont Ltd. CTF will purchase its 51% of Flont Ltd. by contributing $4 million in cash, and will provide substantial additional services. CTF is affiliated with C Ventures, which is an investor in Flont. Flont has contributed a royalty free license to the Flont technology and methods, and access to its global insurance and global distribution partnerships and is providing other services such as management input. Flont Ltd. is preparing to launch e-commerce services, a stand alone store in Hong Kong, as well as retail services inside CTF stores, through wholly owned subsidiaries, in Hong Kong, Singapore, China, Macao and Taiwan. The launch is targeted to begin in late 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and May 1, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from membership subscriptions, jewelry rentals and jewelry sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company is indebted to Cormac Kinney, Founder and CEO, in the amount of $71,000, with interest accruing at a rate of 3% per annum. This loan matures in December 2021, and may be repaid earlier without penalty.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We have no material commitments such as:

- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred
- Non-cancelable operating leases,
- long term leases (>1 year) of property, land, facilities or equipment,
- Unused letters of credit or obligations to reduce debt

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 35,000,000 shares of our common stock with par value of $0.001. As of May 21, 2018 the company has currently issued 18,000,000 shares of our common stock.

Preferred Stock
We have authorized the issuance of 15,000,000 shares of our preferred stock with par value of $0.001. As of May 21, 2018 the company has currently issued 0 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

A loan to the Company in the amount of $71,000 was made by Cormac Kinney, Founder and CEO, in 2016. This loan accrues interest at 3% per annum. This loan matures in December 2021, and may be repaid earlier without penalty.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Tess B.

Flont is pending **StartEngine Approval.**



FLONT

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

FLONT

Flont
Unlimited fine jewelry!
Small OPO | New York, NY | Consumer Products | Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Problem: More people are shopping online, but fine jewelry is a "high-touch" sale.

Solution: Flont It! Discover jewelry, enjoy luxury, and keep what you love.

Flont is revolutionizing the fine jewelry experience — our members borrow something new every month, and keep what they love.

We carry thousands of jewels from designers like Bulgari, Cartier, and Tiffany & Co., and have exclusive partnerships with 30 leading designers. Now you can have an unlimited jewelry box, starting at $59 per month!

I was destined to launch Flont. I'm a software entrepreneur who became an unlikely brand president at Richemont (Cartier, Piaget, Montblanc, Van Cleef & Arpels). My wife, Mimi So, is an influential jewelry designer, with collectors around the world. We witnessed first hand that fine jewelry ($800 and up) does not sell online — because you need to try it!



FLONT

Antonini	Asprey	Bulgari	Buccellati
Cartier	Chanel	Chopard	David Webb
deGrisogono	Dior	Gucci	H. Stern
Piaget	Pomellato	Tiffany & Co	Van Cleef & Arpels



Alison Lou
Andrea Fohrman
Aurelie Bidermann
Audrey Savransky
CHARLES & COLVARD
Charles & Colvard
Collette Steckel
Crow's Nest
Deborah Pagani
Delfina Delettrez
Eva Fahren
Fallon
Fernando Jorge
HEARTS ON FIRE
THE WORLD'S MOST PERFECTLY CUT DIAMOND
Hearts on Fire
Jacquie Aiche
Jennifer Fisher
Kismet by Milka
Leeza Braun
Leo Schachter
Leo Schachter
Mateo
Meredith Khan
Michelle Fantaci
Mimi So
Nina Runsdorf
Noor Fares
Paige Novick
Pamela Love
Payal Shah
Sabine Getty
Selin Kent
Venyx - Eugenie Nicharos
Tara Hirshberg
Yves Spinelli

Flont makes it easy to explore, wear, and enjoy fine jewelry. Select from four membership levels, choose a jewel from our curated collections, and wear it for a month! Discover new designers, be adventurous, and maybe find something to keep forever, at a great discount. 10% of our members buy a jewel they love within 3 months, and 100% Flont something new each month! Both Flont and our designers earn a profit, even if members never make a purchase. But when they do, the average sale has been over $3,500. Off the charts, for e-commerce transactions.

Discovery, and a new revenue channel, is fantastic for designers.
Designers are beating a path to our doors (overlooking Rockefeller Plaza). 30 brands are now exclusive to Flont. The brands provide the jewelry, and we provide the memberships, logistics, marketing and channel partners.

We started with Flont Fine, a $249/mo membership with manageable volume. We proved our model, developed our technology, insurance and logistics, and refined our brand partnerships. Then we made amenity deals with travel and apparel firms to offer Flont to thousands of users.
We just launched Flont Demi, a $59-119/month membership for $800 to $2,500 jewelry, and are scaling to support 100,000 members.

Flont has raised $2.4 million from influential investors including Carmen Busquets, the ex CEO of Revlon, the CMO of Google Asia, the CEO of Onward Luxury, the ex CMO of Coach, and 12 more). **We have the best partner in Asia** (Chow Tai Fook, a $7 billion jewelry retailer with 2,400 stores). Now you can invest in Preferred Shares just like the pros!

Flont is at the inflection point to begin major growth. My dream is for our clients and supporters to join us as investors. I hope you will contribute to, and profit from our growth.

- Cormac Kinney, Founder



The Offering

Invest in our <u>Preferred</u> Stock, at $16 million pre-money valuation.
$0.80/share of Series CF Preferred Stock | When you invest you are betting the company's future value will exceed $16.1M.
We are currently conducting a concurrent offering for accredited investors, investing over $50,000.

Perks
$640 — If you invest $640, you will receive a free 1 mo Flont Demi Membership.
$1,280 — If you invest $1,280, you will receive free 3 mo Flont Demi Membership.
$5,000 — If you invest $5,000, you will receive a free 1 mo Flont Fine Membership.
$10,000 — If you invest $10,000, you will receive a free 3 mo Flont Fine Membership.
$20,000 — If you invest $20,000, you will receive a free 3 mo Fine and 3 mo Demi Membership.
**All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"Flont is changing how to buy jewelry online."

- FORBES

Our Products



Flont

Now you have an unlimited jewelry collection.
Select from 3 flavors:



Flont Demi

From $59/mo
Borrow $800 to $2,500 jewels for a month



Flont Fine

From $239/mo
Borrow $2,500 to $7,000 jewels for a month



Flont Prive

From $290 per event
Borrow $7,000 to $300k jewels for three days

Flont an unlimited jewelry collection.
For a low monthly price, you can borrow jewelry constantly from Bulgari, Cartier or Tiffany & Co., and dozens of global and artisan designer brands. Flont is a lifestyle, where you discover and enjoy new jewelry every month. And if you fall in love with a piece, keep it at the member price.


Fine Jewelry Rental and Unl
Secure | https://flont.com
SEARCH
SIGN IN
1-866-500-6023
FLONT
JEWELRY
BRANDS
GIFT CARDS
SERVICES
PRIVÉ
FLONT IT.
UNLIMITED FINE JEWELRY RENTALS
GET STARTED
3 WAYS TO FLONT
FLONT DEMI
Starting at $59/mo
Choose a new $800 to $2,400 jewel every month. Keep what you love at a discount.
GET UNLIMITED
FLONT FINE
Starting at $249/mo
Choose a new $2,500 to $7,000 jewel every month. Keep what you love at a discount.
GET UNLIMITED
FLONT PRIVÉ
Starting at $300/event
Borrow red carpet ready jewels. From $7,000 to $300,000 worth. But we need that back!
TRY IT

We started with only one offering — Flont Fine, a $239 membership to borrow $2,500 to $7,000 worth of 18K designer fine jewelry at a time. We have completed over 300 transactions since launch.

We just launched Flont memberships in five sizes, to fit every budget. You can Flont jewelry costing $800 to $7,000 all month long. Jewelry for events goes all the way up to $300,000, from brands like Hearts on Fire. We have signed up 18 new exclusive partners to supply jewelry. Insurance is included with Flont Fine and Flont Privé, and is optional for Flont Demi.

Our collection is highly curated by experts, and of course all of our jewelry is authentic, from the best designers. Most pieces are provided directly from the brands, and we also have an incredible collection of vintage pieces, sourced from leading estate buyers.

We ship our jewelry in a unique Flont case, and include a pre-paid return label. Jewelry sharing is better for the environment, by recycling. And real jewelry is better for the environment than fake fashion jewelry, which is made with lots of harmful chemicals. Even the Flont case is reusable, eliminating thousands of wasteful cardboard boxes!

Why Raise Now?

We are ready.
Flont just completed its successful soft launch. Before investing in big infrastructure, our goal was to perfect a "product—market fit," and build the team, technology, logistics and exclusive partnerships that will sustain long-term growth, and a competitive advantage, all on a limited budget.

We haven't spent a dime on advertising. When Flont was started last summer, we had to make a choice — invest in customer acquisition, or invest in long-term competitive advantages. We chose the latter, because we believe that a strategic approach will create the most value. If we built users quickly, without exclusivity, a well-funded competitor could take our place in the segment we've pioneered.

Now that Flont is positioned strategically, with a competitive advantage, we are ready to go after a large market and protect our turf.



Flont NYC member lounge overlooking Rockefeller Plaza

Key Learnings

1. Conversion. When clients keep jewelry for 30 days, 10% of members purchase an item within 3 months.
2. Education. Clients start with well-known brands like Cartier, then explore. The education process leads to member longevity and purchases.
3. Pricing. Starting our membership at $239 established a premium market position. For millennial clients, the ideal starting price is under $99. It's easy to go down market, and difficult to go up.
4. Curation. Careful selection motivates great brands to participate, and builds trust for customer purchases.
5. Security. We learned how to block fraud attempts and prevent theft, and proved our ability to manage losses. There have been many attempts, none successful.



Key Accomplishments

1. Our Business Model. We don't purchase inventory, so we must be very attractive to the brands who provide the jewelry. We educate novice consumers about jewelry, and invite them to experience great design. Flont is a new revenue channel for brands, and a new kind of marketing — by providing the luxury experience. We have proven that "Try & Buy" works! Now Flont is pioneering innovative marketing partnerships, targeting 1,000 clients at a time. Flont and its partners share revenue. Brands get lifelong followers.
2. Exclusive Brands. We carry 50 brands, and 30 designers and brands have committed to an exclusive partnership with Flont so far. They agree to only lend jewelry through Flont. This is how we protect our business, allowing us to invest more in the concept. Otherwise a bigger competitor could take our place.
3. Exclusive Insurance. We developed a new kind of insurance coverage, in partnership with a leading global underwriter. It covers all of our jewelry, anywhere in the world. Our jewelry is 100% protected, whether it's in our vaults, in a retail store, in transit, or most importantly, in the possession of our clients.
4. Exclusive Channels. Our partners will introduce Flont to 30,000 members, through 3,700 sales associates, and place Flont service counters in hundreds of stores. These come through strategic deals with Carlisle, Inspirato, and Chow Tai Fook in Asia. We have many partnerships in the works, with hotel companies, cruise lines, credit card brands, travel sites, and beauty and department stores.
5. Proprietary Tech & Logistics. Our founder is a software guy, so our tech is great. We built a custom ERP system to manage inventory and shipments, an e-commerce platform to lend, reserve, rent, or sell every item, and a financial system to manage the revenue sharing. Finally, we built a CRM system to customize our newsletters. We call it "Engage and Educate." Your content is based on what you've borrowed and pages you've viewed, so we build each client's jewelry knowledge. Knowledgeable clients have confidence to



Flont jewelry display at a pop-up event for stylists in New York

jewelry knowledge. Knowledgeable clients have confidence to purchase.



Our History

Our founder is a software entrepreneur married to a top jewelry designer, Mimi So. In 2006, Richemont (the parent of Cartier), formed a joint venture with Mimi, and they asked Cormac to join as president. For three years, he helped open her stores around the world, met with hundreds of top retailers and thousands of customers, and hired 60 staff. After ten years learning from his wife, and three years inside Richemont, Cormac knows the jewelry business from the artisan and the global brand perspective.



This background and first-hand knowledge prepared us to solve the logistics challenge of jewelry sharing in a way that is supportive of brands, whether they are artisans like Mimi So or grand dames like Cartier.



We started small, first by hiring Brooke Magnaghi, a world-class jewelry editor with years of experience at W Magazine, WWD, and Vogue. While Cormac started building systems, Brooke approached jewelry artisans, ten of which agreed to join the Flont experiment in the first six months.

In a year since launch, we have completed hundreds of transactions and improved every process along the way. In addition to all of our custom technology, we built a vault and fulfillment department that prints personalized cards for every client; a quality assurance department to inspect each jewel coming and going; a workshop to clean, polish and repair every item before use; and a packing and shipping department.


Service Launches:
FLONT FINE
FLONT PRIVE
FLONT DEMI
FLONT ASIA
FLONT INT'L
Q4-2016
Q1-2017
Q2-2017
Q3-2017
Q4-2017
Q1-2018
Q2-2018
Q3-2018
Q4-2018
H1-2019
H2-2019
Brands: Exclusives:
20 brands 5 exclusive
30 brands 10 exclusive
50 brands 20 exclusive
60 brands 30 exclusive
70 brands 50 exclusive
120 brands 80 exclusive
Distribution Partnerships: Done/pending
Exclusive USA Insurance Partnership
Global FedEx Partnership
Global Insurance Partnership
Asia Joint Venture
13,000 Inspirato Members
Carlisle: 6 doors, 1,200 Stylists, 12,000 Clients
Hotel Clubs: 16,000 Members
USA & Europe: 1,500 retail doors
Credit Card Exclusive: 40,000 Cardmembers
Travel booking site integrations
Department store sharing counters
Team:
4 USA 8 Outside
4 USA 8 Outside
8 USA 7 Outside
9 USA 7 Outside
10 USA 7 Outside
15 USA 12 Outside 15 China
35 USA 20 Outside 40 China
75 USA 140 Other 100 China
Development:
Internal Dev Team Formed
China Team
Native Mobile
Expedia API
Retail Partner Interface
Magento Platform Buildout
Custom Platform Buildout
Major Investors:
Seed: 10 Angel Investors
Seed: Carmen Busquets
Seed: 18 Angel Investors
Seed: Adrian Cheng & C Ventures
$5m Series Seed Preferred
Series A Preferred
Series B Preferred
Valuation $ millions
$6
$9
$12
$16
CTF $6m JV Investment

Our Company



Our lead investor is Carmen Busquets. She was the first investor in Net-a-Porter, Moda Operandi, Lyst, Farfetch and Glamsquad. Fashion fairy godmother!

We are a team of brilliant fashionistas and beautiful nerds
We love to work hard, have fun, and delight our clients. Together we have pioneered a new segment, high-touch e-commerce. Millennials prefer experience over ownership, and luxury items are at the top of the list. Our innovative model makes it possible — and our logistics make it happen.

We couldn't have done it without a ton of help from our early investors, who are fantastic advisors. In total, they include 11 CEOs and 3 CMOs!

We are supported by stellar investors
Our investors includes the former CEO of Revlon, CMO of Coach, the CMO of Google Asia, the CEO of Onward Luxury Group, the ex CMO of Neiman Marcus, ex President of Coca-Cola, the CEO of Luxury Institute, and the original investor in Net-a-Porter, Moda Operandi, Lyst, Far Fetch, and Glamsquad, and executives from Ritz-Carlton, Bergdorf Goodman, Avon, Cartier, Macquarie and Lord & Taylor. Plus Adrian Cheng and the C Ventures team.



Flont New York team preparing to launch LA pop-up store



The Flont Asia team visiting New York, preparing to launch in Hong Kong

Flont is building a global brand
Chow Tai Fook is our fantastic partner in Asia, with over 2,400 fine jewelry stores. They are opening beautiful Flont lounges in Hong Kong and Shanghai. Together we are launching the Flont service in Hong Kong, China, Taiwan, Macao and Singapore, with service counters in hundreds of locations. Flont (meaning our investors) own 38% of this exciting joint venture.

Invest in Flont Today!

Your timing is perfect.
You are just in time to join 20 of the most sophisticated consumer products and fashion tech investors. You can be part of our first preferred stock investment round.

Flont has a great team, world-class technology, incredible partners, and an experienced leader who has launched five startups which were acquired by public companies or private equity funds. He wants our true fans and supporters to be among our investors, in preferred stock that VCs want.

Flont is at the inflection point, ready for rapid, global growth. We have tested, refined and proved our model and platform, and are ready to scale. Consumers are clamoring for jewelry as a service. They want the luxury experience, without the financial commitment.

We have current and pending channel partnerships that can drive tens of thousands of clients to Flont. We have built and tested our

The Flont leadership and our superstar investors


Cormac Kinney
Founder
Brooke Magnaghi
Creative Director
Christine Philip
Strategic Director
Adrienne Chan
Marketing Director
Anila Daci
QA/Logistics Dir.
Carmen Busquets
Net-a-Porter, Moda
Stephanie Stahl
Coach, BCG, Revlon
Jack Stahl
Revlon, Avon, KO
Adrian Cheng
K11, CTF
Franco Pene
Onward Luxury
Miki Iwamura
Google, Cartier
Clive Ng
C Ventures
Mimi So
CFDA, Mimi So
Vadim Krivitsky
OakGem
Payal Shah
L'Dezen

infrastructure, the QA, repair, vault, and fulfillment — all in miniature. All we need is capital to expand our capacity, and begin operating at scale.


Jorge Mora
Macquarie
Milton Pedraza
Luxury Institute
Michael Crotty
Neiman Marcus
David Jaffe
Centre Partners
Kenny Blatt
Ritz-Carlton

As the pioneer of high-touch e-commerce, with global partnerships and dozens of exclusives, Flont should be an attractive acquisition for many large companies — e-commerce platforms, luxury e-commerce sites, luxury conglomerates.

The world is ready to Flont!

March 2017



Flont Lounge Opens

Rockefeller Plaza, New York

June 2017



Flont Fine Beta launch

Borrow $5,000 jewels for $239

June 2017



Carmen Busquets Leads seed round

She will be joined by 20 influential investors

Aug 2017



12 brands join Flont

50 brands total on the site

November 2017



Closed seed round

$3m at $12m pre money Adding Adrian Cheng & C Ventures

February 2018



13,000 amenity members get Flont

Flont added as membership amenity

March 2018



Los Angeles Pop Up Store Opens

Pop up store for the awards season

March 2018



$3m committed: Flont Asia joint venture

May 2018



Flont Demi Launch

Borrow $1,200 jewels for $59! Goal: 100,000 members

June 2018

Launched on StartEngine

Now YOU can own a part of FLONT!

August 2018



Flont Asia Launch

Two stores, counters in 50 Chow Tai Fook: China (ANTICIPATED)

H2 2018



Launch USA Retail

Goal: Flont counters in 1,500 jewelry & department stores (ANTICIPATED)

In the Press

Forbes · People · VOGUE · WWD · BAZAAR · FAST COMPANY

BoF · FORTUNE · RACKED · JCK · Life & Style · JCK

Luxury Daily · HUFFPOST · JCK · BUSTLE · BoF · JCK

SHOW MORE

Meet Our Team



Cormac Kinney

Founder, CEO and Director

Full Time Director and CEO of Flont, Inc. since 2016. Serial software entrepreneur with 5 exits, and former President of a Cartier joint venture. 2013-2016 CEO of Network, Inc., a social network joint venture with Dow Jones/News Corp 2013-2014 Vice President at Dow Jones, publisher of The Wall Street Journal 2006-2013 CEO of Sentiment Strategies, a statistical arbitrage developer, funded by Millennium and Tudor



Brooke Magnaghi

Creative Manager

Vogue, WWD, Harpers Bazaar and W Magazine Jewelry editor



Christine Philip

Strategic Partnerships

UBS Wealth Management, Global Glam Magazine



Randy Brandoff

Marketing & Ops Consultant

Founder of Eleven James, CMO of NetJets ad Marquis Jets. BSc. Cornell.



Adrienne Chan

Marketing Manager

Mimi So International



Anila Daci

Inventory and QA Manager

LVMH, Saks 5th Ave, Tiffany & Co.



Salvatore Russo, CPA

Finance

Partner, Presti & Naegele



Po Hau

Lead Developer

10 years experience



Jenny Han

Developer

MS Computer Science



Carmen Busquets

Lead Investor

Fashion tech fairy godmother



Adrian Cheng

Investor

Chairman, Chow Tai Fook









Clive Ng	Stephanie Stahl	Miki Iwamura	Michael Crotty
Investor	Investor	Investor	Investor
Global financier	*CMO of Coach & Revlon*	*CMO, Google Asia*	*ex CMO, Neiman Marcus*






Jack Stahl	Jorge Mora	Franco Penè	Milton Pedraza
Investor	Investor	Investor	Investor
Chairman of Avon, ex CEO of Revlon and President Coca-Cola	*Ex Vice Chairman, Macquarie Group*	*CEO Onward Luxury Group*	*CEO of The Luxury Institute*

Offering Summary

Maximum 133,750* shares of Preferred Stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 12,500 shares of Preferred Stock ($10,000)

Company	Flont, Inc.
Corporate Address	22 W. 48th St., Suite 902, New York NY 10036
Description of Business	Fine jewelry memberships, rentals and sales
Type of Security Offered	Series CF Preferred Stock
Purchase Price of Security Offered	$0.80
Minimum Investment Amount (per investor) Max $250k	$320

Perks

$640 — free 1 mo Flont Demi Membership.

$1,280 — free 3 mo Flont Demi Membership.

$5,000 — free 1 mo Flont Fine Membership.

$10,000 — free 3 mo Flont Fine Membership.

$20,000 — free 3 mo Fine and 3 mo Demi Membership.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Flont, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series CF Preferred Stock at $0.80 / share, you will receive 10 Series CF Preferred Stock bonus shares, meaning you'll own 110 shares for $80. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Flont to get notified of future updates!

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are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Join the Club

Borrow Fine Jewelry

Choose fine 18K jewelry at Flont.Com

We carry top brands and artisan designers

Wear items for a month, and send them back

Keep the ones you love at a discount

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of **Flont, Inc.**, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED: The Certificate of Incorporation of this corporation be amended as attached hereto as Exhibit A, which is incorporated herein by this reference, and which restates, integrates and further amends the provisions of the Certificate of Incorporation of this corporation as heretofore amended, without change to the total number of shares authorized.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this corporation has caused the Restated Certificate of Incorporation to be signed by its duly authorized officer and the foregoing facts stated here are true and correct.

Dated: April 1, 2018

FLONT, INC.

By: C. Kinney

Name: Cormac L. Kinney

Title: Chief Executive Officer

EXHIBIT A

FLONT, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of this corporation is Flont, Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the corporation's registered office in the State of Delaware is 2035 Sunset Lake Road, Suite B-2, Newark, DE 19702. The name of the registered agent of the corporation at that address is LegalInc Corporate Services Inc.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("General Corporation Law").

ARTICLE IV: AUTHORIZED STOCK

1. **Total Authorized.**

The total number of shares of all classes of capital stock that the corporation has authority to issue is 50,000,000 shares, consisting of: 15,000,000 shares of Class A Common Stock, $0.001 par value per share ("Class A Common Stock"), 20,000,000 shares of Class B Common Stock, $0.001 par value per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock") and 15,000,000 shares of Preferred Stock, $0.001 par value per share. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. **Designation of Additional Shares.**

2.1 The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware ("Certificate of Designation"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers, full or limited, or no voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, without a separate vote of

the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this ARTICLE IV, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.

3. Rights of Class A Common Stock, Class B Common Stock, and Preferred Stock.

3.1 Equal Status. Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

3.2 Voting Rights

(1) Common Stock. Except as otherwise expressly provided by this Restated Certificate of Incorporation or as provided by law, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Restated Certificate of Incorporation) of the stockholders of the corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to two (2) votes per share of Class B Common Stock held of record by such holder.

(2) Preferred Stock. Except as authorized by resolution establishing special rights to individual series of Preferred Stock, or as provided by law, the holders of shares of Preferred Stock shall (a) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (b) be entitled to vote upon such matters and in such manner as may be provided by applicable law, and (c) vote the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote. Except as provided by law or by the other provisions of the Certificate of Incorporation, or specified by a resolution of the Board, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.3 Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is

paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

3.4 Subdivisions Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

3.5 Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

3.6 Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have two times the voting power of any securities distributed to the holder of a share of Class A Common Stock.

3.7 Change of Control Class B Vote. Until the first date on which the outstanding shares of Class B Common Stock represent less than thirty-five percent (35%) of the total voting power of the then outstanding shares of the corporation then entitled to vote generally in the election of directors, the corporation shall not consummate a Change in Control Transaction (as defined in Section 4 of this ARTICLE IV) without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of

a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Restated Certificate of Incorporation or the Bylaws.

3.8 Conversion of Class B Common Stock.

(a) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the corporation. Before any holder of Class B Common Stock shall be entitled to voluntarily convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder's election to convert required by this Section 3.8(a), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 3.8(a) shall be retired by the corporation and shall not be available for reissuance.

(b) Automatic Conversion. (i) Each share of Class B Common Stock shall be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section 4 of this ARTICLE IV), other than a Permitted Transfer (as defined in Section 4 of this ARTICLE IV), of such share of Class B Common Stock and (ii) all shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, or the occurrence of an event, specified by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the then outstanding shares Class B Common Stock, voting as a separate class (the occurrence of an event described in clause (i) or (ii) of this Section 3.8(b), a "Conversion Event"). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the corporation of the outstanding certificate(s) formerly representing such holder's shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder's shares of Class B Common Stock were converted as a result of such Conversion

Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to this Section 3.8(b) of ARTICLE IV shall thereupon be retired by the corporation and shall not be available for re issuance.

(c) The corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. If the corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the corporation, the corporation may request that the holder of such shares furnish affidavits or other evidence to the corporation as the corporation deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the corporation (in the manner provided in the request) to enable the corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the corporation. In connection with any action of stockholders taken at a meeting or by written consent (if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation), the stock ledger of the corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

3.9 Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 3 or 4 of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Restated Certificate of Incorporation or the Bylaws.

4. Definitions. For purposes of this Restated Certificate of Incorporation:

4.1 "Change in Control Transaction" means the occurrence of any of the following events:

(a) the sale, lease, exchange, encumbrance or other disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the corporation and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the corporation of all or substantially all of the corporation's assets; or

(b) the merger or consolidation of the corporation with or into any other entity, other than a merger or consolidation that would result in the Class B Common Stock of the corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the

corporation or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

4.2 "Charitable Trust" means a trust that is exempt from taxation under Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (whether a determination letter with respect to such exemption is issued before, at or after the Covered Security Date), and further includes any successor entity that is exempt from taxation under Section 50l(c)(3) (or any successor provision thereto) upon a conversion of, or transfer of all or substantially all of the assets of, a Charitable Trust to such successor entity (whether a determination letter with respect to such successor's exemption is issued before, at or after the conversion date).

4.3 "Covered Security Date" means April 1, 2018.

4.4 "Family Member" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendant, siblings and lineal descendants of siblings of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

4.5 "Qualified Stockholder" shall mean (a) the registered holder of a share of Class B Common Stock as of the Covered Security Date; (b) the initial registered holder of any shares of Class B Common Stock that are originally issued by the corporation after the Covered Security Date pursuant to the exercise or conversion of options or warrants or settlement of restricted stock units (RSUs) that, in each case, are outstanding as of the Covered Security Date; (c) each natural person who Transferred shares of or equity awards for Class B Common Stock (including any option or warrant exercisable or convertible into or any RSU that can be settled in shares of Class B Common Stock) to a Permitted Entity that is or becomes a Qualified Stockholder pursuant to subclauses (a) or (b) of this Section 4.5; and (d) a Permitted Transferee.

4.6 "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

4.7 "Permitted Entity" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder, (iii) any other Permitted Entity of such Qualified Stockholder and/or (iv) any entity that is described in Sections 501 (c)(3), 170(b)(1)(A), 170(c), 2055(a) or 2522(a) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto), (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, (c) any Charitable Trust created by a Qualified Stockholder, which Charitable Trust was (x) validly created and (y) a registered holder of shares of capital stock of the corporation, in each case prior to the Covered Security Date (whether or not it continuously holds such shares of capital stock or any other shares of capital stock of the corporation at all times before or after the Covered Security Date), (d) the personal representative of the estate of a Qualified Stockholder upon the death of such Qualified Stockholder solely to the extent the executor is acting in the capacity as personal representative of such estate, (e) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, during the lifetime of the natural person grantor of such trust, or (f) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, following the death of the natural person grantor of

such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust. Except as explicitly provided for herein, a Permitted Entity of a Qualified Stockholder shall not cease to be a Permitted Entity of that Qualified Stockholder solely by reason of the death of that Qualified Stockholder.

4.8 "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(a) by a Qualified Stockholder (or the estate of a deceased Qualified Stockholder) to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder; or (iii) to such Qualified Stockholder's revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder;

(b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder; or

(c) by a Qualified Stockholder that is a natural person or revocable living trust to an entity that is exempt from taxation under Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (a "501(c)(3) Organization") or an entity that is exempt from taxation under Section 501(c)(3) and described in Section 509(a)(3) of United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (a "Supporting Organization"), as well as any Transfer by a 501(c)(3) Organization to a Supporting Organization of which such 501(c)(3) Organization (x) is a supported organization (within the meaning of Section 509(f)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto)), and (y) has the power to appoint a majority of the board of directors, provided that such 501(c)(3) Organization or such Supporting Organization irrevocably elects, no later than the time such share of Class B Common Stock is Transferred to it, that such share of Class B Common Stock shall automatically be converted into Class A Common Stock upon the death of such Qualified Stockholder or the natural person grantor of such Qualified Stockholder.

4.9 "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

4.10 "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) a Family Member of a Qualified Stockholder, (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments, or (d) solely in the case of any such trust established by a natural person grantor prior to the Covered Security Date, any other bona fide trustee.

4.11 "Transfer" of a share of Class B Common Stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise. A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or

circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the Covered Security Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Covered Security Date, holders of voting securities of any such entity or Parent of such entity. Notwithstanding the foregoing, the following shall not be considered a "Transfer" within the meaning of this ARTICLE TV:

(a) the granting of a revocable proxy to officers or directors of the corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders solicited by the Board of Directors (if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation);

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust, agreement or arrangement (i) is disclosed either in a Schedule l 3D filed with the Securities and Exchange Commission or in writing to the Secretary of the corporation, (ii) either has a term not exceeding one (I) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer" at such time; or

(d) any change in the trustees or the person(s) and/or entity(ies) having or exercising Voting Control over shares of Class B Common Stock (i) of a Charitable Trust that qualifies as a Permitted Entity pursuant to ARTICLE IV, Section 4.7 above, or (ii) of a Permitted Entity provided that following such change such Permitted Entity continues to be a Permitted Entity pursuant to ARTICLE IV, Section 4.7 above.

4.12 "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

4.13 "Voting Threshold Date" shall mean 5:00 p.m. (Eastern Time) on the first day falling on or after the date on which the outstanding shares of Class B Common Stock represent less than a majority of the total voting power of the then outstanding shares of the corporation then entitled to vote generally in the election of directors.

ARTICLE V: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the Whole Board. For purposes of this Restated Certificate of Incorporation, the term "***Whole Board***" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The stockholders

shall also have power to adopt, amend or repeal the Bylaws of the corporation. Prior to the Voting Threshold Date, in addition to any vote of the holders of any class or series of stock of the corporation required by applicable law or by this Restated Certificate of Incorporation (including any Preferred Stock issued pursuant to a Certificate of Designation), such adoption, amendment or repeal of the Bylaws of the corporation by the stockholders shall require the affirmative vote of a majority in voting power of all of the then outstanding shares of capital stock of the corporation entitled lo vote generally in the election of directors, voting together as a single class. From and after the Voting Threshold Date, in addition to any vote of the holders of any class or series of stock of the corporation required by applicable law or by this Restated Certificate of Incorporation (including any Preferred Stock issued pursuant to a Certificate of Designation), such adoption, amendment or repeal of the Bylaws of the corporation by the stockholders shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VI: MATTERS RELATING TO THE BOARD OF DIRECTORS

1. **Director Powers.** The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation.

2. **Number of Directors.** Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by resolution adopted by a majority of the Whole Board.

3. **Election of Directors**. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the holders of record of the shares of Common Stock and Preferred Stock shall be entitled to vote their shares as outlined in section 3.2, to elect the directors of the Corporation.

4. **Term and Removal.** Each director shall hold office until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon notice to the corporation given in writing or by any electronic transmission permitted in the corporation's Bylaws or in accordance with applicable law. Subject to the rights of the holders of any series of Preferred Stock with respect to directors elected thereby, no director may be removed except for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of capital stock of the corporation then entitled to vote at an election of directors voting together as a single class. No decrease in the number of directors constituting the Whole Board shall shorten the term of any incumbent director.

5. **Board Vacancies.** Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall (unless (a) the Board of Directors determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders or (b) otherwise required by applicable law) be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the

preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been elected expires or until such director's successor shall have been duly elected and qualified.

6. **Vote by Ballot.** Election of directors need not be by written ballot.

7. **Meetings and Books.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VII: DIRECTOR LIABILITY; INDEMNIFICATION

1. **Limitation of Liability.** To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. **Indemnification.** The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

3. **Change in Rights.** Neither any amendment nor repeal of this ARTICLE VII, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this ARTICLE VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII: MATTERS RELATING TO STOCKHOLDERS

1. **No Action by Written Consent of Stockholders.** Subject to the rights of the holders of any series of Preferred Stock with respect to actions by the holders of shares of such series, from and after the Voting Threshold Date, (a) no action shall be taken by the stockholders of the corporation except at a duly called annual or special meeting of stockholders and (b) no action shall be taken by the stockholders of the corporation by written consent.

2. **Special Meeting of Stockholders.** Subject to the rights of the holders of any series of Preferred Stock with respect to actions by the holders of shares of such series, special meetings of the stockholders of the corporation may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, the Chief Executive Officer, President or the Chairperson of the Board, and may not be called by any other person or persons. Business transacted at special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

3. **Advance Notice of Stockholder Nominations.** Advance notice of stockholder nominations for the election of directors of the corporation and of business to be brought by stockholders

before any meeting of stockholders of the corporation shall be given in the manner provided in the Bylaws of the corporation.

4. **<u>Business Combinations.</u>** The corporation elects not to be governed by Section 203 of the General Corporation Law.

ARTICLE IX: CHOICE OF FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Restated Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Restated Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE IX.

ARTICLE X: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION

The corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided. however, that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of applicable law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the capital stock of this corporation required by applicable law or by this Restated Certificate of Incorporation, from and after the Voting Threshold Date, any amendment to or repeal of this ARTICLE X or ARTICLE V, ARTICLE VI, ARTICLE VII, ARTICLE VIII or ARTICLE IX of this Restated Certificate of Incorporation (or the adoption of any provision inconsistent therewith) shall require the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XI: INITIAL DIRECTORS

The name and address of each initial director of the corporation is:

<u>CEO, PRESIDENT, SECRETARY, and TREASURER:</u>

CORMAC L. KINNEY, 845 United Nations Plaza, New York, NY 10017

* * * * * * * * * * *

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 06/04/2018
FILED 10:00 AM 06/04/2018
SR 20184947824 - File Number 6028226

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES CF PREFERRED STOCK OF FLONT, INC.

Flont, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies:

That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, the Board of Directors on May 30, 2018 adopted the following resolution creating a first series of 1,337,500 shares of preferred stock designated as Series CF Preferred Stock:

RESOLVED, that there is hereby designated a series of Preferred Stock to be known as Series CF Preferred Stock, $0.001 par value per share, having the rights and preferences as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Flont, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Cormac Kinney, a duly authorized officer of the Corporation, on May 30, 2018.

Name: Cormac Kinney
Title: Secretary and CEO

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES CF PREFERRED STOCK OF FLONT, INC.

Flont, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies:

That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, the Board of Directors on May 30, 2018 adopted the following resolution creating a first series of 1,337,500 shares of preferred stock designated as Series CF Preferred Stock:

RESOLVED, that there is hereby designated a series of Preferred Stock to be known as Series CF Preferred Stock, $0.001 par value per share, having the rights and preferences as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Flont, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Cormac Kinney, a duly authorized officer of the Corporation, on May 30, 2018.

____

Name: Cormac Kinney
Title: Secretary and CEO

EXHIBIT A

The designation of the initial series of preferred shares is "Series CF Preferred Stock," par value $0.001 per share. The number of shares constituting the Series CF Preferred Stock shall be 1,337,500 shares. The terms and provisions of the Series CF Preferred Stock are as follows:

1. Definitions. For purposes hereof, the following definitions shall apply:

(a) "**Board**" means the Board of Directors of the Corporation.

(b) "**Common Stock**" means the Class A Common Stock, par value $0.001 per share, of the Company.

(c) "**Conversion Price**" means $0.80 per share for the Series CF Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(d) "**Distribution**" means the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder.

(e) "**Series CF Preferred**" shall mean the Series CF Preferred Stock.

(f) "**Liquidation Event**" means any of the following: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(g) "**Liquidation Preference**" shall mean the Original Issue Price plus any declared and unpaid dividends on such shares.

(h) "**Original Issue Price**" shall mean $0.80 per share for the Series CF Preferred (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividend Rights.

In the event that dividends are paid on any share of Common Stock (other than dividends on Common Stock payable in additional shares of Common Stock), the Company shall pay a dividend on all outstanding shares of Series CF Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

3. Liquidation Rights.

(a) Liquidation Preference. In the event of any Liquidation Event, the holders of the Series CF Preferred shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series CF Preferred held by them equal to the greater of (i) Liquidation Preference for such share of Series CF Preferred and (ii) such amount per share as would have been payable had all shares of Series CF Preferred been converted into Common Stock pursuant to Section 4 immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Preference Amount**"). If upon a Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series CF Preferred are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Series CF Preferred in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. In the event of any Liquidation Event, after the payment or setting aside for payment to the holders of Series CF Preferred of the full Liquidation Preference Amount, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board.

4. Conversion. The holders of the Series CF Preferred shall have conversion rights as follows:

(a) Right to Convert. Each share of Series CF Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series CF Preferred, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price by the Conversion Price. The number of shares of Common Stock into which each share of Series CF

Preferred may be converted is hereinafter referred to as the "**Conversion Rate**" for such series. Upon any decrease or increase in the Conversion Price for the Series CF Preferred, as described in this Section 4, the Conversion Rate shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Series CF Preferred shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, or (ii) upon the receipt by the Corporation of a written request or election for such conversion from the holders of a majority of the Series CF Preferred then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "**Automatic Conversion Event**").

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series CF Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board. For such purpose, all shares of Series CF Preferred held by each holder of Series CF Preferred shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series CF Preferred shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series CF Preferred or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that such holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Series CF Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series CF Preferred are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series CF Preferred shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series CF Preferred shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series CF Preferred, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(d) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a

stock dividend or otherwise) into a greater number of shares of Common Stock, the Conversion Price of the Series CF Preferred in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) Adjustments for Subdivisions or Combinations of Series CF Preferred. In the event the outstanding shares of Series CF Preferred shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series CF Preferred, the Original Issue Price of the Series CF Preferred in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series CF Preferred shall be combined (by reclassification or otherwise) into a lesser number of shares of Series CF Preferred, the Original Issue Price of the Series CF Preferred in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above ("Liquidation Rights"), if the Common Stock issuable upon conversion of the Series CF Preferred shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders of Series CF Preferred would otherwise have been entitled to receive, each holder of such Series CF Preferred shall have the right thereafter to convert such shares of Series CF Preferred into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Series CF Preferred immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a Liquidation Event; then, in connection with each such event, this Corporation shall send to the holders of the Series CF Preferred at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

(i) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) General. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) Series CF Preferred. Each holder of Series CF Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series CF Preferred held by such holder could be converted as of the record date. The holders of shares of Series CF Preferred shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series CF Preferred shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series CF Preferred held by each holder could be converted), shall be disregarded.

6. Reissuance of Series CF Preferred. In the event that any shares of Series CF Preferred shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by this Corporation.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series CF Preferred set forth herein may be waived on behalf of all holders of Series CF Preferred by the affirmative written consent or vote of the holders of a majority of the shares of Series CF Preferred then outstanding.

8. Notices. Any notice required by the provisions hereof to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

9. Certain Distributions. To the extent that the California Corporations Code is applicable to the Corporation, for purposes of Section 500 of the California Corporations Code, in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Company in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without

regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

10. Dispute Resolution.

(a) Any controversy or claim brought directly, derivatively or in a representative capacity by any present or former holder of Series CF Preferred as a present or former holder of Series CF Preferred, whether against the Corporation, in the name of the Corporation or otherwise, arising out of or relating to any acts or omissions of the Corporation or any of its officers, directors, agents, affiliates, associates, employees or controlling persons (including without limitation any controversy or claim relating to a purchase or sale of securities of the Corporation), shall be settled by arbitration under the Federal Arbitration Act filed with JAMS, Inc. ("**JAMS**") and in accordance with the JAMS Comprehensive Arbitration Rules & Procedures of, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. Any controversy or claim brought by the Corporation against any present or former holder of Series CF Preferred in his, her or its capacity as a present or former holder of Series CF Preferred shall also be settled by arbitration under the Federal Arbitration Act filed with JAMS and in accordance with the JAMS Comprehensive Arbitration Rules & Procedures and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. In the arbitration proceedings, the parties shall be entitled to all remedies that would be available in the absence of this Section 10 and the arbitrators, in rendering their decision, shall follow the substantive laws that would otherwise be applicable and shall state the basis of their decision. The Arbitrator shall issue a written opinion that includes the factual and legal basis for any decision and award, unless the parties agree otherwise. This Section 10 shall apply, without limitation, to an action arising under any federal or state securities law.

(b) The arbitration of any dispute pursuant to this Section 10 shall be held the County in which the Corporation's principal executive offices are located.

(c) NO CONTROVERSY OR CLAIM SUBJECT TO ARBITRATION UNDER THIS SECTION 10 MAY BE BROUGHT IN A REPRESENTATIVE CAPACITY ON BEHALF OF A CLASS OF STOCKHOLDERS OR FORMER STOCKHOLDERS.

(d) Any party, upon submitting a matter to arbitration as required by this Section 10, may seek a temporary restraining order or preliminary injunction on an individual basis from a court of competent jurisdiction pending the outcome of the arbitration. Notwithstanding the foregoing, this Section 10 shall not apply to any claims to the extent prohibited by law from being arbitrated.

(e) The parties to any proceeding may agree not to arbitrate all or part of any controversy or claim, on the selection of arbitrators, and the location and procedures applicable to any proceeding.

(f) This Section 10 is intended to benefit the officers, directors, agents, affiliates, associates, employees and controlling persons of the Corporation, each of whom shall be deemed to be a third party beneficiary of this Section 10, and each of whom may enforce this Section 10

to the full extent that the Corporation could do so if a controversy or claim were brought against it.

(g) If any provision or provisions of this Section 10 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 10 (including, without limitation, each portion of any sentence of this Section 10 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.